IAMGOLD CORPORATION

TSX: IMG   NYSE: IAG

NEWS RELEASE

IAMGOLD SHAREHOLDERS RE-ELECT BOARD OF DIRECTORS

TORONTO, May 5, 2016 – IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced that shareholder voting at the Company's annual meeting of shareholders on May 4, 2016, has resulted in the election of all the directors listed as nominees in management's information circular dated March 31, 2016.

Results of the shareholder voting were as follows:

Nominee	Votes For	% For	Votes Withheld	% Withheld
John E. Caldwell	175,520,396	91.03	17,289,138	8.97
Donald K. Charter	171,501,612	88.95	21,307,921	11.05
Sybil E. Veenman	191,364,343	99.25	1,445,191	0.75
Richard J. Hall	175,640,136	91.10	17,169,398	8.90
Stephen J. J. Letwin	172,358,458	89.39	20,450,556	10.61
Mahendra Naik	172,087,930	89.25	20,721,083	10.75
Timothy R. Snider	177,105,530	91.86	15,703,484	8.14

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.
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